UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  MAY 17 2005

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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD

                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S PURCHASES B SHARES WORTH DKK 646 MILLION FROM NOVO A/S AS PART OF THE ONGOING SHARE REPURCHASE PROGRAMME

Novo Nordisk A/S has today acquired 2,139,118 B shares, worth DKK 646 million, from Novo A/S as part of the ongoing DKK 5 billion share repurchase programme. The transaction price is DKK 301.80 per share and has been calculated as the average market price from 29 April to 13 May in the open window, following the announcement of the financial results for the first quarter of 2005.

Novo A/S has hereby achieved its objective of reducing its ownership of Novo Nordisk A/S to a long-term target level, which is around the level of Novo A/S' ownership of Novo Nordisk A/S following the demerger of Novozymes in 2000.

Novo A/S' shareholding in Novo Nordisk A/S prior to the sale of B shares was 53,743,600 A shares (nominal DKK 2) and 38,842,780 B shares (nominal DKK 2), corresponding to 26.1% of capital and 70.8% of votes. The current transaction reduces Novo A/S' ownership of Novo Nordisk A/S to 25.5% of capital and 70.7% of votes.

Henrik Gurtler, CEO of Novo A/S, said: "Novo A/S has now completed the re-alignment of our shareholding in Novo Nordisk A/S, and we remain a committed long-term controlling shareholder of Novo Nordisk."

As of 17 May, Novo Nordisk has repurchased B shares amounting to around DKK 1,080 million in 2005, in addition to the DKK 2 billion worth of B shares repurchased in 2004, as part of the ongoing share repurchase programme. Novo Nordisk A/S and its wholly-owned affiliates now own 25,951,407 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 51,902,814 or 7.32% of the total share capital.

NOVO NORDISK is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,250 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

NOVO A/S, the holding company in the Novo Group, was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company, fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novozymes A/S and Novo Nordisk A/S, Novo A/S provides venture capital to development stage companies with pioneering scientific ideas within life science, and assists the Novo Group companies in implementing and evaluating the commitments set out in the 'Charter for Companies in the Novo Group'. For more information, visit novo.dk.

For further information on NOVO NORDISK please contact:

Media:                             Investors:
Outside North America:             Outside North America:

Mike Rulis                         Mogens Thorsager Jensen
Tel (direct):                      Tel (direct): (+45) 4442 7945
(+45) 4442 3573

                                   Palle Holm Olesen
                                   Tel (direct): (+45) 4442 6175

                                   Mads Veggerby Lausten
                                   Tel (direct): (+45) 4443 7919

In North America:                  In North America:
Susan T Jackson                    Any of the above contacts or
Tel (direct):                      tel (direct): (+1) 609 919 7937
(+1) 609 919 7776

For further information on NOVO A/S please contact:

Media:

Henrik Gurtler, CEO
Tel (direct): (+45) 4442 2189

Thorkil Kastberg Christensen, CFO
Tel (direct): (+45) 4442 3197


Stock Exchange Announcement No 16 / 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: MAY 17 2005                            NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer